UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 October, 2006

Chairman’s address
To the Annual General Meeting of Novogen Limited
27 October, 2006

I would like to provide our shareholders a broad summary of important events that have occurred during the 2005/06 year, with an outline of future directions for the Group. More detail of course will be provided in the Managing Director’s report and scientific presentations to follow.

I will also make some comments on the factors that have depressed our share price over the last 12 months.

One of our most important events this year for the group was the Marshall Edwards Inc (our 78% listed subsidiary) achievement of a or Special Protocol Assessment (SPA) by the Food and Drug Administration (FDA) for phenoxodiol. This SPA formally approves the design of the large Phase III Clinical Trial referred to as ‘OVATURE’ and allows that trial to start with a potential to obtain Accelerated Approval for the use of phenoxodiol in late stage ovarian cancer. Accelerated Approval is where a drug can gain market approval based on pre-agreed outcomes being achieved at an interim analysis which is carried out part way through the full trial period. We might conclude such an interim analysis in perhaps twelve to fifteen months.

Equally critical to this important milestone was the successful raising of US$18 million into the Marshall Edwards Inc account just after balance date and securing an additional draw down facility of US$15 million.

Securing access to these funds was a prerequisite to starting the large OVATURE trial and to achieve this excellent result in a difficult market was a credit to our management team.

Novogen also has recently licensed two more promising oncology compounds to Marshall Edwards known as NV-196 and NV-143 which are in Phase 1 Clinical Trial and pre clinical studies respectively.

Access to these additional compounds, together with the existing Licence Option Deed which provides Marshall Edwards a first and last call on further clinical phased oncology compounds, other than those for topical use, gives Marshall Edwards a pipeline and critical mass in the oncology area. This will significantly advance that company’s ability to pursue its licensing strategies and Chris Naughton will speak in more detail about these areas in his report.
In addition to the oncology area, Novogen commenced a Phase 1 trial of the compound NV-52. This compound along with others in the Novogen library falls in a new and exciting area of research which we have described as FAIMS or Flavanoid Anti Inflammatory Molecules.

The anti-inflammatory market offers substantial commercial opportunity in the medium to longer term. Many of the heavily used non-steroidal anti-inflammatories currently prescribed are coming under increased scrutiny for side effects, so an effective substitute with a good safety profile would have enormous potential.

In the cardiovascular area we have recently completed the first Phase 1 trial of trans-NV-04 which has again demonstrated a high safety profile and positive clinical effects. The cardiovascular market is extremely crowded and competitive and therefore difficult to enter. We have, however, identified some potential for use of some new compounds from our pipeline in a niche area of reducing the incidence of restenosis or obstruction following the fitting of stents. In the longer term the safety profile and the multiple clinical effects of our compounds may offer the possibility of prophylactic use to reduce the risk of cardiovascular disease.

In the consumer area we have launched two new products to extend the use of Promensil with Promensil Post Menopause and a Promensil Menopause Test Kit.

I am also pleased to announce the successful conclusion of negotiations to out-licence the Promensil and Trinovin brands in the USA. This arrangement has provided Novogen with an upfront payment and potential for future royalty payments and gives the brands the opportunity to compete more effectively in the very crowded US market. The new company (Natrol) will achieve economies of scale by adding Promensil and Trinovin to its already long list of complimentary medicine brands.

We indicated previously with NV-07 that we would look more widely than the large high profile cosmetic companies and significant work has been carried out in this area. We have however been giving out first priority to our compounds with prescription drug potential rather than the lower value cosmetic area.

Glycotex Inc (our 83% US subsidiary) has made steady progress over the last twelve months with approval granted by the Securities Exchange Commission in the US to list this company on NASDAQ. We have delayed implementing this listing until negotiations with the FDA can achieve an Investigative New Drug (IND) approval to trial the product in the US. This process has taken longer than anticipated owing to the fact that a Glucan based product used for wound healing is a new area with few regulatory precedents to draw upon. After discussions with the US FDA we are now confident that the regulatory requirements can be well addressed and 2007 will be an exciting year for Glycotex in both the regulatory arena and the public financing markets.

Further preclinical testing that has been completed in the USA gives us confidence in the future potential of these glucan compounds.

With regards to our disappointing share price I would make the following comments. Our management team focus has always been to effectively manage the development of our science, our patent portfolio, the move towards the commercialisation of our technologies and ensuring adequate funds are raised to allow this work to proceed in a timely fashion. At all times we keep the market informed of relevant progress but can be constrained in this area owing to confidentiality and the fact that reporting clinical trials is an arms length process determined by independent clinicians running the trials. These clinicians also operate under various regulatory guidelines.

Novogen’s share price can be influenced in two broad areas, one being the general market sentiment surrounding the Biotech sector and the other being issues relating directly to Novogen.

In the first area of general market sentiment towards Biotech it has been a very disappointing year. The focus on the resources boom and retreat to “safer” financial stocks with good dividend yields has made the longer term higher risk Biotech area distinctly unpopular. A commentary by Biotech observer Rudi Filapec Vandyck reported on Crikey.com in September perhaps sums up the problem “Biotechnology stocks are the pariah in today’s financial industry”. The investment community has lost the appetite for “Big dreams with no revenues and even less money” with many Biotech shares landing “in the darkest corner of the stock market”.

Whilst a better definition of Novogen would be “ unique patented multiple technologies close to commercialisation, existing revenues and strong cash position”, the reality is that we are caught up with the out-of-favour definition. We are also now in a halfway house between the early highly speculative stocks driven by trading on the volatility of the dream and a mainstream pharmaceutical company funding research from its own income streams.

Your Board strongly believes that the current share price represents an extraordinary value opportunity and that the wider investments community will increasingly come to that view in the medium term.

With the second area of issues directly related to Novogen we are very cognisant of the delays that have been encountered with getting the critical OVATURE trial up and running. In addition the slow progress with licensing NV-07a has been disappointing.

With regard to these delays we acknowledge that expectations were raised in anticipation of faster progress and this may have led to a loss of enthusiasm by some shareholders. The principle and major delay with OVATURE progress has been related to our negotiations with the FDA leading to the long awaited and ultimately very satisfactory achievement of the SPA agreement.

It has been observed over recent years that the mood of the FDA moves in response to conflicting pressures. On the one hand governments want to be seen as facilitating the timely approval of new drugs particularly in areas of urgent need. On the other hand it is very sensitive to safety issues together with the impact on health budgets that might flow from a proliferation of new drugs. In 2005 some clinical trials around the world had some unsatisfactory outcomes with unexpected safety problems and a drug that was given accelerated approval subsequently did not achieve expectations in terms of increasing survival time of patients. As a result the FDA moved towards a much more conservative stance and revised many of its trial design guidelines.

Rather than push ahead with our original trial design a decision was taken that it was better to carry out a detailed review and consultation of the trial design and incur some delay prior to commencement in order to ensure the drug had the very best opportunity for ultimate approval.

Notwithstanding these mitigating factors the management is reviewing opportunities to streamline its handling of regulatory matters and more effectively inform the market of the Group’s underlying value.

I take this opportunity to acknowledge the patience and ongoing support of our shareholders and look forward with confidence that we will see a turnaround in the market’s view of Novogen in the year ahead.

Philip Johnston
Chairman